UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. ☐)*

CIBER, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

17163B102

(CUSIP Number)

BOBBY G. STEVENSON

5251 DTC Parkway, Suite 285

Greenwood Village, Colorado 80111

(303) 883-6000

With a copy to:

REID A. GODBOLT, ESQ.

JONES & KELLER, P.C.

1999 Broadway, Suite 3150

Denver, Colorado 80202

(303) 573-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 29, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 17163B102

1	Name of reporting person BOBBY G. STEVENSON
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds PF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 113,220 (1)
	8	Shared voting power 6,382,840(2)
	9	Sole dispositive power 113,220 (1)
	10	Shared dispositive power 6,382,840(2)
11	Aggregate amount beneficially owned by each reporting person 6,496,060
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 8.3%
14	Type of reporting person IN

(1)	7,572 of these shares represent restricted stock units which may vest within 60 days of the date of this Schedule 13D. See Schedule A herein. These shares are subject to a Stockholder Agreement as described herein.
(2)	Shares held in an affiliated trust and an affiliated foundation as described in this Schedule 13D.

CUSIP No. 17163B102

1	Name of reporting person BOBBY G. STEVENSON REVOCABLE TRUST AKA 1989 BOBBY G. STEVENSON REVOCABLE TRUST
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds AF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Colorado
Number of shares beneficially owned by each reporting person with	7	Sole voting power 6,022,840
	8	Shared voting power 473,220
	9	Sole dispositive power 6,022,840
	10	Shared dispositive power 473,220
11	Aggregate amount beneficially owned by each reporting person 6,496,060
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 8.3%
14	Type of reporting person 00

CUSIP No. 17163B102

1	Name of reporting person DIXIE FOUNDATION, INC.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds AF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Colorado
Number of shares beneficially owned by each reporting person with	7	Sole voting power 360,000
	8	Shared voting power 6,136,060
	9	Sole dispositive power 360,000
	10	Shared dispositive power 6,136,060
11	Aggregate amount beneficially owned by each reporting person 6,496,060
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 8.3%
14	Type of reporting person 00

CUSIP No. 17163B102

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the “Shares”), of CIBER, Inc. (the “Company”). The address of the principal executive offices of the Company is 6363 South Fiddler’s Green Circle, Suite 1400, Greenwood Village, Colorado 80111.

Item 2.	Identity and Background.

This Schedule 13D is being filed jointly by Bobby G. Stevenson, an individual (“Mr. Stevenson”), Bobby G. Stevenson Revocable Trust, aka 1989 Bobby G. Stevenson Revocable Trust, a trust formed under Colorado law (the “Stevenson Revocable Trust”) and Dixie Foundation, Inc., a Colorado corporation (“Dixie Foundation”), each a “Reporting Person” and collectively the “Reporting Persons”. The Reporting Persons are making a single joint filing pursuant to Rule 13d-1(k)(1). Set forth below is information with respect to each Reporting Person.

Bobby G. Stevenson is principally engaged in the management of his investments. He is also a director of the Company. The principal business address of Mr. Stevenson is 5251 DTC Parkway, Suite 285, Greenwood Village, Colorado 80111.

During the last five years, Mr. Stevenson has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Stevenson is a citizen of the United States of America.

Bobby G. Stevenson Revocable Trust aka 1989 Bobby G. Stevenson Revocable Trust is a trust and Mr. Stevenson and Prasong Suvarnasorn are the trustees of the trust. Mr. Suvarnasorn is retired. His home address is 8471 Wild Timber Drive, Franktown, Colorado 80116. The principal business address of the Stevenson Revocable Trust is 5251 DTC Parkway, Suite 285, Greenwood Village, Colorado 80111. Information regarding Mr. Stevenson is set forth immediately above.

During the last five years, none of Messrs. Stevenson or Suvarnasorn nor the Stevenson Revocable Trust have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Stevenson Revocable Trust was formed under the laws of the state of Colorado. Both Mr. Stevenson and Prasong Suvarnasorn are citizens of the United States of America. Other information regarding Mr. Suvarnasorn responsive to Items 2-6 of this Schedule 13D is set forth in Schedule I attached hereto and incorporated herein by reference.

Dixie Foundation, Inc. is a Colorado corporation that is a charitable organization under Section 501(c)(3) of the Internal Revenue Code of 1986. Its principal office address is 5251 DTC Parkway, Suite 285, Greenwood Village, Colorado 80111.

The directors, executive officers and persons controlling Dixie Foundation are named on Schedule I attached hereto and incorporated herein by reference. Further information responsive to Items 2-6 of this Schedule 13D with respect to each such person is set forth in Schedule I.

During the last five years, neither Dixie Foundation nor any person named on Schedule I attached hereto, have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Stevenson acquired 6,496,060 Shares for aggregate cash consideration of approximately $721,000 and services as a director of the Company. Personal funds were used to effect the purchases for Shares other than director’s Shares.

The Stevenson Revocable Trust acquired 6,022,840 Shares through contributions of the Shares by Mr. Stevenson.

Dixie Foundation acquired 360,000 Shares through contributions of the Shares by Mr. Stevenson.

CUSIP No. 17163B102

Item 4.	Purpose of Transaction.

All of the Shares were acquired by the Reporting Persons for investment purposes. On March 29, 2015, the Reporting Persons entered into an agreement with the Company (the “Stockholder Agreement”) which is attached hereto as Exhibit 99.1 and summarized below under Item 6. As required by Section 13(d) of the Act and by the Stockholder Agreement, the Reporting Persons are filing this Schedule 13D with the Securities and Exchange Commission. Other than as set forth in Item 6 below, the Reporting Persons have no present plans which would result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company’s business or corporate structure;

(g) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 78,651,636 Shares outstanding as of February 9, 2015, which is the total number of Shares reported outstanding in the Company’s Annual Report on Form 10-K for the Year Ended December 31, 2014, filed with the Securities and Exchange Commission on February 20, 2015.

(a) and (b) The Reporting Persons in the aggregate and Mr. Stevenson individually, are the beneficial owner of 6,496,060 Shares, which represent 8.3% of the outstanding Shares. Mr. Stevenson holds sole voting and dispositive power over 113,220 Shares, of which 105,648 Shares are held in Mr. Stevenson’s individual retirement account, and 7,572 shares are issuable pursuant a restricted stock unit award and may vest within 60 days of this Schedule 13D. By reason of Mr. Stevenson’s position as a trustee of the Stevenson Revocable Trust, he is deemed to beneficially own shared voting and dispositive power over the 6,022,840 Shares held by the Stevenson Revocable Trust. Additionally, by reason of Mr. Stevenson’s position as an executive officer, director and controlling person of Dixie Foundation, he is deemed to beneficially own shared voting and dispositive power over the 360,000 Shares held by Dixie Foundation.

As noted in Schedule A attached hereto, Mr. Stevenson was granted an award of 30,288 restricted stock units on January 26, 2015 from the Company covering 30,288 Shares. The issuance of the Shares are subject to a vesting schedule under which the award vests in equal quarterly installments with the first installment of 7,572 Shares issuable on or about April 26, 2015, assuming Mr. Stevenson meets the vesting requirements as of that date.

The Stevenson Revocable Trust is the owner of 6,022,840 Shares and holds sole voting and dispositive power over such Shares, which represent 7.66% of the outstanding Shares. The Stevenson Revocable Trust may be deemed to indirectly hold shared voting and disposition power over 473,220 Shares directly held by Mr. Stevenson and Dixie Foundation.

Dixie Foundation is the owner of 360,000 Shares and holds sole voting and dispositive power over such Shares, which represent less than 1% of the outstanding Shares. Dixie Foundation may be deemed to indirectly hold 6,136,060 Shares directly held by Mr. Stevenson and the Stevenson Revocable Trust.

CUSIP No. 17163B102

By virtue of the relationships described in Item 2 above and this Item 5, each Reporting Person may be deemed to share indirect beneficial ownership of Shares directly owned by each other Reporting Person. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(c) Except as set forth in Schedule A hereto, no Reporting Person has effected any transaction in the Shares during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Stockholder Agreement.

On March 29, 2015, the Reporting Persons entered into the Stockholder Agreement which is attached hereto as Exhibit 99.1 and incorporated herein by reference. The following is a summary of the Stockholder Agreement and qualified in its entirety by reference to Exhibit 99.1.

Paul A. Jacobs, Chairman of the Board of the Company, has informed the Company of his decision not to seek reelection at the Company’s 2015 Annual Meeting of Stockholders (the “2015 Annual Meeting”), and under the Stockholder Agreement, the Company will not renominate Mr. Jacobs as a director of the Board at the 2015 Annual Meeting. To fill the vacancy created by Mr. Jacob’s departure from the Board of Directors of the Company (the “Board”), the Stockholder Agreement provides that the Board will nominate for election to the Board at the 2015 Annual Meeting an individual who qualifies as an “independent director” for purposes of the listing qualification rules of the New York Stock Exchange (the “NYSE”) and other applicable policies of the Company.

Also, Professor Dr. Kurt J. Lauk and Mr. James C. Spira have notified the Company that they will resign as directors of the Board, effective as of the date of the 2015 Annual Meeting. To fill the vacancies created by the departure of Professor Dr. Lauk and Mr. Spira from the Board, the Stockholder Agreement provides that the Board will appoint to the Board individuals who qualify as “independent directors” for purposes of the listing qualification rules of the NYSE and other applicable policies of the Company.

In addition, the Stockholder Agreement provides that the Special Committee of the Board formed by resolution of the Board on March 6, 2015 (the “Special Committee”) in respect of a possible proxy solicitation by Lone Star Value Investors, LP (“Lone Star”) will carry out the functions and duties of the Nominating/Corporate Governance Committee of the Board (the “Nominating Committee”), in connection with replacing Mr. Jacobs, Professor Dr. Lauk and Mr. Spira as directors of the Board. Also, immediately following the 2015 Annual Meeting, Mr. Stevenson will serve as acting Chairman of the Board with no compensation therefor until such time as the Board appoints a new Chairman of the Board to replace Mr. Stevenson.

Immediately following the execution of the Stockholder Agreement, the Board appointed Mr. Stevenson as a member of the Special Committee.

The Stockholder Agreement further provides that during the time period from March 29, 2015 and ending on the day after the 2017 annual meeting of the Company’s stockholders (the “Commitment Period”), each Reporting Person will, and will cause its applicable representatives to, agree at each Company stockholder meeting to vote all Shares beneficially owned by such person at any such meeting or any proxy solicitation for any nomination and proposal recommended by the Board and against each nomination and proposal not recommended by the Board.

Pursuant to the Stockholder Agreement, the Reporting Persons, during the Commitment Period, are subject to certain customary standstill provisions, subject to certain exceptions. The Stockholder Agreement provides that, without the prior written consent of the Board, during the Commitment Period, each Reporting Person will not, and will cause its representatives not to, directly or indirectly:

(a) (i) acquire, offer or agree to acquire any voting securities of the Company or any related voting rights, which would result in the Reporting Persons and their representatives (together with any other person or group) owning, controlling or otherwise having any beneficial ownership interest in 15.0% or more of the then-outstanding Shares; or (ii) knowingly sell, offer or agree to sell, all or substantially all the voting securities of the Company or any voting rights held by the Reporting Persons and their representatives to (A) any third party which would result in such third party, together with its representatives, having beneficial ownership interest of 5.0% or more of the then-outstanding Shares (except for Schedule 13G filers that are mutual funds, pension funds or index funds or similar passive institutional investors with no known history of activism); or (B) Lone Star or any of its affiliates and associates;

CUSIP No. 17163B102

(b) except for the nomination of Mr. Stevenson in 2016 to serve on the Board for a three-year term, (i) nominate or recommend for nomination a person for election at any stockholder meeting; (ii) initiate or participate in any solicitation of proxies or consents in respect of any election contest or removal contest with respect to the Company’s directors; (iii) submit any stockholder proposal for consideration at, or bring any other business before, any stockholder meeting; (iv) initiate or participate in any solicitation of proxies or consents in respect of any stockholder proposal for consideration at, or bring any other business before, any stockholder meeting; (v) initiate, encourage or participate in any solicitation of written consents of stockholders; or (vi) initiate or participate in any “withhold” or similar campaign with respect to any stockholder meeting or any solicitation of written consents of stockholders;

(c) except for the nomination of Mr. Stevenson in 2016 to serve on the Board for a three-year term, form, join or participate in any group with respect to any voting securities of the Company in connection with any election or removal contest with respect to the Company’s directors;

(d) seek, alone or in concert with others, to amend any provision of the Company’s charter or bylaws; provided, however, that nothing shall be deemed to restrict the ability of Mr. Stevenson to propose any changes he deems appropriate in accordance with his fiduciary duties as a director of the Company; or

(e) effect or seek to effect or assist or facilitate any other person to effect or seek or participate in, any acquisition of 15.0% or more of any securities, or any material assets or businesses, of the Company or any of its subsidiaries; any tender offer or exchange offer, merger, acquisition, share exchange or other business combination involving 15.0% or more of any of the voting securities or any of the material assets or businesses of the Company or any of its subsidiaries; or any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries or any material portion of its or their businesses.

The Reporting Persons agreed to not disclose certain confidential information concerning the business and affairs of the Company. Each party further agreed not to publicly disparage or criticize the other party. In addition, the Stockholder Agreement provides that the Board will nominate Mr. Stevenson as a director of the Board at the Company’s 2016 annual meeting of stockholders.

The Stockholder Agreement will terminate, subject to certain exceptions, on the date after the 2017 annual meeting of stockholders of the Company.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Company.

Joint Filing Agreement.

The Reporting Persons have entered into a joint filing agreement dated March 30, 2015, with respect to the filing of this Schedule 13D with the Securities and Exchange Commission, which is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Stockholder Agreement by and between CIBER, Inc., a Delaware corporation, and Bobby G. Stevenson, the 1989 Bobby G. Stevenson Revocable Trust, the Bobby G. Stevenson Revocable Trust, and the Dixie Foundation, Inc. dated March 29, 2015.

99.2	Joint Filing Agreement by and between Bobby G. Stevenson, the 1989 Bobby G. Stevenson Revocable Trust, the Bobby G. Stevenson Revocable Trust, and the Dixie Foundation dated March 30, 2015.

CUSIP No. 17163B102

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Bobby G. Stevenson and Prasong Suvarnasorn his/its true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, to sign in any and all capacities any and all amendments to this Statement on Schedule 13D and to file these amendments and all exhibits to them with the Securities and Exchange Commission, granting to such attorney-in-fact and agents, and each of them, full power and authority to do all other acts and execute all other documents that they, or any of them, deem necessary or desirable in connection with the foregoing, as fully as the undersigned might or could do in person.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2015	BOBBY G. STEVENSON

/s/ Bobby G. Stevenson
Bobby G. Stevenson

BOBBY G. STEVENSON REVOCABLE TRUST

	By:	/s/ Bobby G. Stevenson
		Name:	Bobby G. Stevenson
		Title:	Trustee

DIXIE FOUNDATION, INC.

	By:	/s/ Bobby G. Stevenson
		Name:	Bobby G. Stevenson
		Title:	Vice President

CUSIP No. 17163B102

SCHEDULE I

Information Regarding a Trustee of the Bobby Stevenson Revocable Trust (Prasong Suvarnasorn) and

Directors, Executive Officers and Controlling Persons of Dixie Foundation, Inc.

Set forth below is the name, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each director, executive officer and controlling person of Dixie Foundation, Inc., as well as for Prasong Suvarnasorn in his capacity as a trustee of the Bobby G. Stevenson Revocable Trust. Unless otherwise indicated, each individual is a citizen of the United States.

Name	Positions	Business or Home Address	Principal Occupation
Bobby G. Stevenson	Vice President, Treasurer, Director and Controlling Person of Dixie Foundation, Inc.(1)	5251 DTC Parkway, Suite 285 Greenwood Village, Colorado 80111 (business)	Investments

Delaine Stevenson	Vice President, Director and Controlling Person of Dixie Foundation, Inc.	6601 East Powers Avenue Greenwood Village, Colorado 80111 (home)	Investments

Prasong Suvarnasorn	Secretary, Director and Controlling Person of Dixie Foundation, Inc. and trustee of the Bobby G. Stevenson Revocable Trust	8471 Wild Timber Drive Franktown, Colorado 80116 (home)	Retired

Melinda Dee Stevenson	President, Director and Controlling Person of Dixie Foundation, Inc.	P.O. Box 1203 Minturn, Colorado 81645 (business)	Notary(2)

(1)	Mr. Stevenson is also a trustee of the Bobby G. Stevenson Revocable Trust. Information on Mr. Stevenson is set forth throughout the cover page and items of this Schedule 13D.

(2)	Melinda Dee Stevenson conducts business through a limited liability company, “Vail Notary, LLC.”

Items 3, 4, 5 and 6 of this Schedule 13D are incorporated by reference as responses by each of the persons listed above.

CUSIP No. 17163B102

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Bobby G. Stevenson acquired 6,125 shares of CIBER, Inc. common stock on February 25, 2015, pursuant to the vesting of the final installment of Restricted Stock Units granted by CIBER, Inc. to him in February 2014.

Bobby G. Stevenson was granted an award of restricted stock units of 30,288 shares of common stock of CIBER, Inc. on January 26, 2015. The issuance of the shares are subject to a vesting schedule under which the award vests in equal quarterly installments with the first installment of 7,572 shares of CIBER, Inc. common stock issuable on or about April 26, 2015, assuming Mr. Stevenson meets the vesting requirements as of that date.